October 18, 2011

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Deborah O’Neal-Johnson

Ms. Laura Hatch

Re:	SEI Institutional Investments Trust (File No. 811-07257)

Ms. O’Neil-Johnson and Ms. Hatch:

This letter responds to comments given by you to John J. O’Brien of Morgan, Lewis & Bockius LLP on behalf of SEI Investments Global Funds Services (“SEI”), in its capacity as administrator for SEI Institutional Investments Trust (“SIIT”) in a telephone conversation on September 12, 2011. The comments relate to the SIIT May 31, 2011 annual report to shareholders, which was filed on Form N-CSR.

SEI provides the Trust with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Trust. In connection with our responses, we acknowledge that the Trust, through its officers and directors, are primarily responsible for the adequacy and accuracy of the disclosure in the Report. Staff comments or changes to disclosure in response to staff comments in the Report reviewed by the staff do not foreclose the Securities and Exchange Commission (“Commission”) from taking any action with respect to the Report. Furthermore, the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of your comments below, followed by our response.

SEC Comment 1:

In the Large Cap Disciplined Equity Fund’s Summary Schedule of Investments on page 29 of the Annual Report, 10.0% of the Fund’s net assets are disclosed as invested in the SEI LIBOR Plus Portfolio and reference is made to Note 5 in the Notes to Financial Statements. Note 5 to the Financial Statements, on pages 185 through 187 of the Annual Report, does not, however, refer to the Large Cap Disciplined Equity Fund’s investment in the SEI LIBOR Plus Portfolio. Please correct this going forward.

SEI Response to Comment 1:

SEI agrees and going forward will reference the SEI Libor Plus Portfolio in Note 5 – Agreements and Other Transactions With Affiliates.

SEC Comment 2:

Please consider revising the principal investment strategies disclosure of the Large Cap Disciplined Equity Fund to include investment in other investment companies and please state whether the investment strategies of the SEI LIBOR Plus Portfolio are consistent with the investment goal of the Fund.

SEI Response to Comment 2:

We confirm that the investment strategies of the SEI LIBOR Plus Portfolio are consistent with the investment objectives of the Fund. We also note that the Fund’s investments in the SEI LIBOR Plus Portfolio are disclosed in the “Sub-Advisers and Portfolio Managers” section of the Prospectus. Nonetheless, in response to your comment, we have added disclosure to the Fund’s principal investment strategies to state the Fund may invest in shares of other investment vehicles, including affiliated investment vehicles.

SEC Comment 3:

With respect to the Assets and Liabilities on page 160 of the annual report, please verify that Fund losses on affiliated investments are the result of losses to the SEI Liquidity Fund, which is used as securities lending collateral. For example, the Large Cap Fund’s value of affiliated investments (as an asset) are $154,813,000 and the footnoted cost of affiliated investments is $155,401,000, indicating a loss to the Large Cap Fund of approximately $588,000. It seems unlikely that the Fund would incur such as loss as a result of affiliated investments in a money market fund.

SEI Response to Comment 3:

We confirm that Fund losses on affiliated investments, as disclosed in the Assets and Liabilities section of the annual report, are the result of the Funds’ investment in the SEI Liquidity Fund, LP (the “Liquidity Fund”). The Liquidity Fund is an affiliated unregistered money-market-like fund managed by SEI Investments Management Corporation, and is used as the investment vehicle to reinvest cash collateral received by the Funds in connection with securities lending. The Funds invest in the Liquidity Fund in reliance upon Rule 12d1-1 under the 1940 Act.

During the credit crisis several years ago, the Liquidity Fund held certain securities that defaulted. As a result, in July 2008 the Liquidity Fund ceased valuing its portfolio using amortized cost. From that point forward, losses (or gains) on the underlying investments in the Liquidity Fund carry through to the investing funds. The Liquidity Fund continues to hold a legacy security from that time period, which continues to fluctuate in value. The $588,000 loss for the Large Cap Fund, for example, represents the cumulative unrealized loss to the Fund from its investment in the Liquidity Fund. The Funds’ unrealized losses continue to fluctuate as the value of the Liquidity Fund’s assets changes.

SEC Comment 4:

In the Enhanced LIBOR Opportunity Fund’s Schedule of Investments on page 57 of the Annual Report, 52.6% of the Fund’s net assets are disclosed as invested in the SEI LIBOR Plus Portfolio and reference is made to Note 5 in the Notes to Financial Statements. Note 5 to the Financial Statements, on pages 185 through 187 of the Annual Report, does not, however, refer to the Enhanced LIBOR Opportunity Fund’s investment in the SEI LIBOR Plus Portfolio. Further, because of the amount of the Fund’s net assets invested in the SEI LIBOR Plus Portfolio, the SEI LIBOR Plus Portfolio’s financial statements should be included in the Trust’s financial statements. Please correct this going forward.

SEI Response to Comment 4:

SEI agrees, and going forward will reference the SEI Libor Plus Portfolio in Note 5 – Agreements and Other Transactions With Affiliates. With respect to including the underlying financials of the SEI LIBOR Plus Portfolio, SEI follows guidance provided from the Trust’s independent registered public accounting firm and includes underlying financial statements when a fund invests greater than 75% of its net assets in an underlying fund. Going forward, when the Fund owns greater than 50% of its net assets in an underlying fund, SEI will increase its disclosure of its investment to include the underlying fund’s investment objective and details on how shareholders can receive further financial information on the underlying fund.

SEC Comment 5:

The Dynamic Asset Allocation Fund’s Schedule of Investments on page 159 of the annual report states that 45.9% of the Fund’s net assets are invested in the SEI Daily Income Trust’s Prime Obligation Fund. If applicable, please revise the Dynamic Asset Allocation Fund’s fee table to include acquired fund fees and expenses.

SEI Response to Comment 5:

In response to your comment, we have made any necessary revisions to the Fund’s fee table disclosure after reviewing any acquired fund fees and expenses incurred during the Fund’s prior fiscal year.

SEC Comment 6:

Please consider revising the Dynamic Asset Allocation Fund’s principal investment strategies to include disclosure of investments in other investment companies.

SEI Response to Comment 6:

In response to your comment, we have added disclosure to the Fund’s principal investment strategies to state the Fund may invest in shares of other investment vehicles, including affiliated investment vehicles.

SEC Comment 7:

The High Yield Bond Fund’s Statement of Assets and Liabilities on page 163 of the annual report states that the Fund has a $1.915 million liability as a payable for loss on securities lending. Please explain why the Fund incurred a loss on securities lending of such a magnitude.

SEI Response to Comment 7:

The liability as of May 31, 2011 represented losses arising from the Fund’s investment of securities lending cash collateral in the SEI Liquidity Fund, LP. These losses were incurred as a result of the same circumstances, originating during the financial crisis of 2007-2009, that are described in our response to SEC Comment 3 above.

Please contact Peter Rodriguez at (610) 676-3309 if you have any questions or comments.

Very truly yours,

/s/ Peter Rodriguez

Peter Rodriguez

Controller and Chief Financial Officer

cc:    Robert A. Nesher

Russell Emery

Timothy D. Barto

John J. McCue

James F. Volk

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